Fact Sheet June 30th, 2009
Ticker Symbol YACKX

Objective
The Yacktman Fund seeks long-term capital appreciation and, to a lesser extent, current income, by investing in common stocks of primarily United States based companies.

Performance (6/30/09*)

	YACKX	S&P 500
1 Month	+0.58%	+0.20%
Quarter Ending 6/30/09	+34.83%	+15.93%
1 Year	+5.89%	-26.21%
3 Years (Annualized)	+2.03%	-8.22%
5 Years (Annualized)	+3.34%	-2.24%
10 Years (Annualized)	+7.44%	-2.22%
Inception (Annualized)	+8.76%	+6.89%
*Annualized for periods greater than 1 year and inception from 7/6/1992. The Standard and Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices that includes the reinvestment of dividends, but does not include adjustments for brokerage, custodian and investment management fees. One cannot invest directly in an index.

Sector Analysis(6/30/2009)

Experienced Management
Donald Yacktman Portfolio Mgr. / Co-Portfolio Mgr. since 1992 40+ years of investment experience

Stephen Yacktman Co-Portfolio Mgr. since 2002 15+ years of investment experience

Portfolio Facts (6/30/2009)
Portfolio Facts (6/30/09)
Total Net Assets (million)	550.62
Trailing P/E	20.8
Weighted Avg. Market Cap	61.7
Beta (5 year)	0.998
Annual Turnover (as of 12/31/2008)	32.77%
Dividend Yield on Common Stock	1.90%
Common Equity Holdings	37
Expense Ratio (as of 12/31/2008)	0.95%

Top 10 Holdings (6/30/2009)
AmeriCredit Corp.	6.38%
Viacom, Inc.	6.10%
Coca-Cola Co.	6.10%
Pfizer, Inc.	5.09%
Microsoft Corp.	5.09%
PepsiCo, Inc.	4.99%
NewsCorp.	4.95%
ConocoPhillips	4.93%
Procter & Gamble Co.	4.08%
eBay, Inc.	3.45%

Important Information

Mutual fund investing involves risk.  Principle loss is possible.  The performance data quoted for the Yacktman Funds represents past performance.  Past performance does not guarantee future results.  The investment return and principal value of an investment will fluctuate so that the investor’s shares, when redeemed, may be worth more or less than their original cost.  The current performance may be higher or lower than the performance data quoted.  An investor should consider the investment objectives, risks and charges and expenses of the Funds carefully before investing.  The Funds’ prospectus contains this and other important information about the Funds.  The prospectus should be read carefully before investing.  An investor may obtain a prospectus, as well as the most recent month-end performance, at  www.yacktman.com or by calling 1-800-525-8258.  Some information has been obtained from 3rd party sources believed to be reliable but the accuracy of the information cannot be guaranteed.  There are no assurances that the current portfolio composition will remain representative of the Fund’s future portfolio composition.

The Yacktman Funds, Inc.
6300 Bridgepoint Parkway, Building One, Suite 320, Austin, Texas, 78730
1-800-525-8258 – www.yacktman.com

Fact Sheet June 30th, 2009
Ticker Symbol YAFFX

Objective
The Yacktman Focused Fund seeks long-term capital appreciation and, to a lesser extent, current income.  The Yacktman Focused Fund differs from The Yacktman Fund in that it typically holds fewer securities in higher concentrations.

Performance (6/30/09*)

	YAFFX	S&P 500
1 Month	+0.70%	+0.20%
Quarter Ending 6/30/09	+36.91%	+15.93%
1 Year	+11.35%	-26.21%
3 Years (Annualized)	+4.47%	-8.22%
5 Years (Annualized)	+4.89%	-2.24%
10 Years (Annualized)	+7.43%	-2.22%
Inception (Annualized)	+7.02%	+2.92%
*Annualized for periods greater than 1 year and inception from 5/1/1997. The Standard and Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices that includes the reinvestment of dividends, but does not include adjustments for brokerage, custodian and investment management fees. One cannot invest directly in an index.

Sector Analysis

Experienced Management
Donald Yacktman Portfolio Mgr. / Co-Portfolio Mgr. since 1997 40+ years of investment experience

Stephen Yacktman Co-Portfolio Mgr. since 2002 15+ years of investment experience

Portfolio Facts (6/30/09)
Total Net Assets (million)	196.94
Trailing P/E	15.2
Weighted Avg. Market Cap (billion)	68.4
Beta (5 year)	1.04
Annual Turnover (as of 12/31/2008)	67.11%
Dividend Yield on Common Stock	1.9
Common Equity Holdings	32
Expense Ratio (as of 12/31/2008)	1.25%

Top 10 Holdings (6/30/2009)
NewsCorp.	8.42%
PepsiCo, Inc.	7.95%
Coca-Cola Co.	7.80%
Microsoft Corp.	7.78%
Viacom, Inc.	7.43%
AmeriCredit Corp.	6.71%
ConocoPhillips	4.89%
Pfizer, Inc.	4.84%
Procter & Gamble Co.	3.37%
eBay, Inc.	3.26%

Important Information

Mutual fund investing involves risk.  Principle loss is possible.  The performance data quoted for the Yacktman Funds represents past performance.  Past performance does not guarantee future results.  The investment return and principal value of an investment will fluctuate so that the investor’s shares, when redeemed, may be worth more or less than their original cost.  The current performance may be higher or lower than the performance data quoted.  An investor should consider the investment objectives, risks and charges and expenses of the Funds carefully before investing.  The Funds’ prospectus contains this and other important information about the Funds.  The prospectus should be read carefully before investing.  An investor may obtain a prospectus, as well as the most recent month-end performance, at  www.yacktman.com or by calling 1-800-525-8258.  Some information has been obtained from 3rd party sources believed to be reliable but the accuracy of the information cannot be guaranteed.  There are no assurances that the current portfolio composition will remain representative of the Fund’s future portfolio composition.

The Yacktman Funds, Inc.
6300 Bridgepoint Parkway, Building One, Suite 320, Austin, Texas, 78730
1-800-525-8258 – www.yacktman.com